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Exhibit 99.1

JetBlue Airways Announces Three-for-Two Stock Split

        New York, NY (October 24, 2002)—JetBlue Airways Corporation (Nasdaq: JBLU) announced today that its Board of Directors has declared a three-for-two stock split of the company's common stock.

        The three-for-two stock split will be distributed on December 12, 2002 to stockholders of record at the close of business on December 2, 2002. Cash will be paid in lieu of fractional shares. Once the stock split is completed, the number of outstanding shares of common stock will increase by 50 percent to approximately 63 million shares.

        "JetBlue has a history of solid financial performance," said David Neeleman, CEO of JetBlue Airways. "We believe our low cost structure together with our preferred product and customer service provide the foundation for delivering long-term value for our stockholders."

        About JetBlue JetBlue is a low-fare, low-cost passenger airline, which provides high-quality customer service. Since launching operations in February 2000, the airline has carried more than eight million passengers. JetBlue operates a fleet of 31 new Airbus A320 aircraft and is scheduled to place into service another five new A320s by the end of 2002. All JetBlue aircraft are outfitted with roomy all-leather seats each equipped with free live satellite television, offering up to 24 channels of DIRECTV® Programming at every seat.*

        From its base at New York City's John F. Kennedy International Airport, JetBlue flies to: Fort Lauderdale, Fort Myers, Orlando, Tampa and West Palm Beach, FL; Buffalo, Rochester and Syracuse, NY; Long Beach, Oakland and Ontario, CA; Burlington, VT; New Orleans, LA; Denver, CO; Salt Lake City, UT; San Juan, Puerto Rico; and Seattle, WA. From Washington DC, the airline serves Fort Lauderdale, Long Beach and Oakland. JetBlue also serves Oakland, Las Vegas, NV and Salt Lake City from Long Beach.

        With JetBlue, all seats are assigned, all travel is ticketless, all fares are one-way, and a Saturday night stay is never required. For more information, schedules and fares, please visit www.jetblue.com or call JetBlue reservations at 1-800-JETBLUE (538-2583).

        * DIRECTV® service is not available on flights between New York City and San Juan, Puerto Rico.

        This press release contains statements of a forward-looking nature relating to future events or future financial results of JetBlue that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward looking statements due to many factors, including without limitation, the continually changing industry and regulatory environment following recent terror attacks and threats, our limited operating history, our ability to implement our growth strategy, our fixed obligations, our dependence on the New York market, our ability to renew or replace gate leases, our competitive environment, problems with our aircraft, economic and other conditions in markets in which we operate, governmental regulations, increases in maintenance costs, fuel prices and insurance premiums, risks associated with our recent acquisition of LiveTV, and cyclical and seasonal fluctuations in the Company's operating results. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to, the Company's registration statement on Form S-1, as amended. We undertake no obligation to update any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

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  Exhibit 99.1
JetBlue Airways Announces Three-for-Two Stock Split